Anthony W. Basch 804 / 771-5725 awbasch@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

April 18, 2008

By EDGAR and U.S. Mail

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commonwealth Biotechnologies, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

File No: 333-148942

Dear Mr. Riedler:

On behalf of Commonwealth Biotechnologies, Inc. (the “Registrant”) and in response to the comments set forth in your letter dated February 7, 2008, we are writing to supply supplemental information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned registration statement (the “Amendment”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed three redlined copies of the Amendment for your review.

Form SB-2

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes and convertible warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and convertible warrants).

The Registrant has revised the Prospectus Summary on page 4 to provide the disclosure requested by this comment. The Registrant has registered for resale an aggregate of 2,388,750 Shares, without par value per Share, underlying the Convertible Notes, Class A Warrants and Class B Warrants. The market value of the Registrant’s common stock on December 31, 2007, the date of

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake        |  Hampton        |  Newport News        |  Norfolk        |  Virginia Beach        |  Williamsburg

Mr. Jeffrey P. Riedler

April 18, 2008

the closing of the private placement, was $2.48 per Share (the average of the low price of $2.41 and the high price of $2.55). As a result, the aggregate dollar value of the Registered Number (as defined below) of Shares underlying the Convertible Notes and Warrants on that date was $5,924,100.

For the sake of clarity, this response uses the terms “Initial Number”, “Registered Number” and “Maximum Number” to refer to three different numbers of Shares underlying the Convertible Notes.

The “Initial Number” of Shares underlying the Convertible Notes is 975,000. In the event the Registrant does not take any action that results in the issuance of more Shares under the Convertible Notes, the Initial Number will be the number of Shares the Selling Stockholders are entitled to receive upon conversion of the Convertible Notes. The sum of the Initial Number of Shares underlying the Convertible Notes and the registered number of Shares underlying the Class A and Class B Warrants is 2,193,750.

The “Registered Number” of Shares underlying the Convertible Notes is 1,170,000. The Registered Number represents 120% of the Initial Number of Shares. The Registrant is contractually obligated to register the Registered Number of Shares for the Convertible Notes. By contrast, the Registrant is only obligated to register 100% of the number of Shares underlying the Class A and Class B Warrants. The sum of the Registered Number of Shares underlying the Convertible Notes and the registered number of Shares underlying the Class A and Class B Warrants is 2,388,750.

The “Maximum Number” of Shares underlying the Convertible Notes is 1,104,108. Notwithstanding the fact that the Registrant is contractually obligated to register the Registered Number of Shares for the Convertible Notes, the Registrant is also contractually prohibited from taking any action that would require shareholder approval under applicable NASDAQ requirements, such as the issuance of 20% or more of its Shares at less than market value. The Maximum Number is one Share less than 20% of the number of Shares outstanding immediately prior to the private placement. The sum of the Maximum Number of Shares underlying the Convertible Notes and the registered number of Shares underlying the Class A and Class B Warrants is 2,322,858. While this sum is greater than 20% of the number of Shares outstanding prior to the private placement, (i) the exercise prices of the Warrants were above the Shares’ market value on December 31, 2007 and (ii) the Warrants cannot be exercised until six months after December 31, 2007. Accordingly, the Shares underlying the Warrants do not count as part of the 20% for NASDAQ purposes.

If the Registrant does not trigger any anti-dilution protections, then the aggregate dollar value of the Initial Number of Shares underlying the Convertible Notes and Warrants would be $5,440,500. Even if the Registrant’s actions triggered anti-dilution protections, the aggregate dollar value of the Maximum Number of Shares underlying of Convertible Notes and Warrants would be $5,760,687.84.

Mr. Jeffrey P. Riedler

April 18, 2008

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any shares to be issued upon the conversion of the convertible notes and convertible warrants in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and convertible warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes and convertible warrants.

The Registrant may be required to make the following payments in connection with the private placement. The Registrant has included this information in a table on page 31 of the prospectus.

Payee	Fee	Description of Fee
Placement Agent (Wellstone Securities LLC)	$88,000	Placement Agent cash fee equal to 5% of first million dollars and 4% of second million dollars

Placement Agent (Wellstone Securities LLC)	Warrants to purchase 97,500 Shares	Placement Agent warrant coverage of warrants to purchase 50,000 Shares for each million dollars raised in private placement, exercisable at $2.00 per Share. Shares are not required to be registered.

Grushko & Mittman, P.C.	$28,000	Legal fees payable by Registrant to counsel for Selling Stockholders in connection with private placement

Grushko & Mittman, P.C.	$500 per hour	Fee per hour payable by Registrant to counsel for Selling Stockholders for service as collateral agent in connection with private placement; payable only upon default and only if collection actions are taken

Libra Finance S.A.	$48,750	Due diligence fee equal to 2.5% of $1,950,000, payable to designee of lead investor for conduct of due diligence; payee is not an affiliate of Selling Stockholders

Mr. Jeffrey P. Riedler

April 18, 2008

Selling Stockholders	$100 per $10,000 per day	Liquidated damages for failure to timely deliver Shares upon receipt of notice of conversion of Convertible Notes or exercise of Warrants

Selling Stockholders	Excess Purchase Price of Shares to cover conversion or exercise	In the event of a failure to timely deliver Shares within seven days after notice of conversion of Convertible Notes or exercise of Warrants, if a Selling Stockholder purchases Shares on the open market to cover such conversion or exercise, the Registrant is obligated to pay the Selling Stockholder the amount by which (A) such total purchase price (including brokerage commissions, if any) for the Shares so purchased exceeds (B) the aggregate principal and/or interest amount of the Note for which such conversion was not timely honored together with interest thereon at a rate of 15% per annum, accruing until such amount and any accrued interest thereon is paid in full.

Selling Stockholders	Up to $48,750	Interest payment – March 31, 2008 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)

Selling Stockholders	Up to $48,750	Interest payment – June 30, 2008 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)

Selling Stockholders	Up to $48,750	Interest payment – September 30, 2008 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)

Selling Stockholders	Up to $48,750	Interest payment – December 31, 2008 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)

Selling Stockholders	Up to $48,750	Interest payment – March 31, 2009 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)

Selling Stockholders	Up to $48,750	Interest payment – June 30, 2009 (10% annual interest rate, payable quarterly, presuming no conversion of Convertible Note)

Further, as requested, the Registrant provides the following tabular disclosure of the proceeds from the private placement, net of required payments in the first year after the private placement. The following table does not include any penalties or payments that would be required in the event of a breach or amounts that depend on unknown variables such as the amount of time spent by the Collateral Agent as described in the previous table. The table includes fees payable to the Selling Stockholders’ counsel and due diligence fees paid to a designee of the Selling Stockholders, as such fees would otherwise be the responsibility of the respective Selling

Mr. Jeffrey P. Riedler

April 18, 2008

Stockholders, notwithstanding the fact that neither the counsel nor the due diligence entity is an affiliate of any of the Selling Stockholders. Further, the table assumes no early conversion of the Convertible Notes and does not include any costs associated with the registration of the Shares. Finally, the table does not include any placement agent fees, as the placement agent is not an affiliate of the Selling Stockholders. The following table is included at page 31 of the prospectus.

Amount	Description
$1,950,000	Gross Proceeds from Private Placement
(28,000)	Grushko & Mittman, P.C. legal fees
(48,750)	Libra Finance S.A. due diligence fee
(195,000)	Interest on Convertible Notes
$1,678,250	Net proceeds from Private Placement

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes and convertible warrants, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes and convertible warrants on the date of the sale of the convertible notes and convertible warrants;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes and convertible warrants, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the purchase and sale agreement; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and convertible warrants and determine the conversion price per share as of that date;

Mr. Jeffrey P. Riedler

April 18, 2008

•

the total possible shares underlying the convertible notes and convertible warrants (assuming no cash dividend payments, complete conversion of the shares of convertible notes and convertible warrants);

•

the combined market price of the total number of shares underlying the convertible notes and convertible warrants, calculated by using the market price per share on the date of the sale of the convertible notes and convertible warrants and the total possible shares underlying the convertible notes and convertible warrants;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes and convertible warrants calculated by using the conversion price on the date of the sale of the convertible notes and convertible warrants and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible notes and convertible warrants, calculated by subtracting the total conversion price on the date of the sale of the convertible notes and convertible warrants from the combined market price of the total number of shares underlying the convertible notes and convertible warrants on that date.

If there are provisions in the convertible note or convertible warrant that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The Registrant has calculated the amounts requested by the Commission and provides them in the following table, which is now included at page 43 of the amended prospectus. As noted in the table below, only the Convertible Notes were sold at a discount to the market value on the date of closing of the private placement. The Class A Warrants are exercisable at $2.85 per Share, a 15% premium to the closing price of the Registrant’s Shares on December 31, 2007. The Class B Warrants are exercisable at $5.00 per Share, which represented approximately twice the market price of the Registrant’s Shares on December 31, 2007.

If all of the Shares underlying the Convertible Notes, Class A Warrants and Class B Warrants were sold at their respective strike or conversion prices, the aggregate sale price of such

Mr. Jeffrey P. Riedler

April 18, 2008

underlying Shares would be greater than the market price of such Shares on December 31, 2007, regardless of whether the Initial Number, Registered Number or Maximum Number of Shares underlying the Convertible Notes is used.

	Convertible Notes - Initial Number	Convertible Notes - Maximum Number	Convertible Notes - Registered Number	Class A Warrants	Class B Warrants	Sum of Initial Number of Convertible Notes, Class A and Class B Warrants	Sum of Maximum Number of Convertible Notes, Class A and Class B Warrants	Sum of Registered Number of Convertible Notes, Class A and Class B Warrants
Market price per Share of Shares underlying Convertible Notes and Warrants on 12/31/2007	$2.48	$2.48	$2.48	$2.48	$2.48	$2.48	$2.48	$2.48

Conversion Price per Share on 12/31/2007	$2.00	$2.00	$2.00	$2.85	$5.00	N/A	N/A	N/A

Total Possible Shares Underlying Convertible Notes and Warrants	975,000	1,104,108	1,170,000	975,000	243,750	2,193,750	2,322,858	2,388,750

Combined Market Price of Shares Underlying Convertible Notes and Warrants as of 12/31/2007	$2,418,000.00	$2,738,187.84	$2,901,600.00	$2,418,000.00	$604,500.00	$5,440,500	$5,760,688	$5,924,100

Total exercise/conversion price to receive total possible Shares	$1,950,000.00	$2,208,216.00	$2,340,000.00	$2,778,750.00	$1,218,750.00	$5,947,500	$6,205,716	$6,337,500

Total possible discount to the market price as of 12/31/2007 (market price less exercise/conversion price)	$468,000.00	$529,971.84	$561,600.00	(360,750.00)	(614,250.00)	(507,000.00)	(445,028.16)	(413,400.00)

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities

Mr. Jeffrey P. Riedler

April 18, 2008

of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The Registrant acknowledges this comment but has not changed its disclosure in the prospectus because, as stated on page 42 of the prospectus, neither the Registrant nor any of its predecessors had any transactions with the Selling Stockholders, any of their affiliates or any person with whom any Selling Stockholder has a contractual relationship prior to the private placement. As a result, the Registrant has not issued any securities to the Selling Stockholders other than as described above in response to comment 3.

Mr. Jeffrey P. Riedler

April 18, 2008

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the private placement transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and convertible warrants issued in the private placement and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible notes and convertible warrants as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes and convertible warrants.

The Registrant provides the following tables, the information from which is included at pages 31 of the prospectus.

Gross Proceeds from Private Placement	$1,950,000.00
Payments that have been made or will be made by the Registrant by 12/31/2008	(271,750.00)
Net Proceeds	$1,678,250.00

Because the aggregate of the conversion price of the Convertible Notes and the exercise prices of the Class A and Class B Warrants is at a premium to the market price (and thus a negative discount/profit for the Selling Stockholders) as of December 31, 2007, the Registrant has not disclosed this amount in the prospectus, but provides it in tabular format as requested.

Mr. Jeffrey P. Riedler

April 18, 2008

	Sum of Initial Number of Convertible Notes, Class A and Class B Warrants	Sum of Maximum Number of Convertible Notes, Class A and Class B Warrants	Sum of Registered Number of Convertible Notes, Class A and Class B Warrants
Total possible profit to be realized by Selling Stockholders (sum of conversion discounts and payments made by the Registrant by 12/31/2008)	($235,250.00)	($173,278.16)	($141,650.00)
Sum of conversion discounts and payments made by the Registrant by 12/31/2008, divided by Net Proceeds of Private Placement	-14.02%	-10.32%	-8.44%

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage

Mr. Jeffrey P. Riedler

April 18, 2008

calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The Registrant acknowledges this comment but has not changed its disclosure in the prospectus because, as stated on page 42 of the prospectus, neither the Registrant nor any of its predecessors had any transactions with the Selling Stockholders, any of their affiliates or any person with whom any Selling Stockholder has a contractual relationship prior to the private placement.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the private placement transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Mr. Jeffrey P. Riedler

April 18, 2008

The Registrant has previously disclosed all of the requested information on page 29 of the prospectus. As noted above and on page 42 of the prospectus, the Registrant has not entered into any prior transactions with the Selling Stockholders. Therefore, the Registrant has never previously registered any Shares for resale for the Selling Stockholders. Accordingly, the Registrant has not updated its disclosure in the prospectus but provides the tabular disclosure requested.

Number of Shares outstanding prior to the private placement transaction held by persons other than the Selling Stockholders, affiliates of the Registrant, and affiliates of the Selling Stockholders	3,066,546
Number of Shares registered for resale by the Selling Stockholders or affiliates of the Selling Stockholders in prior registration statements	0
Number of Shares registered for resale by the Selling Stockholders or affiliates of the Selling Stockholders that continue to be held by the Selling Stockholders or affiliates of the Selling Stockholders	0
Number of Shares that have been sold in registered resale transactions by the Selling Stockholders or affiliates of the Selling Stockholders	0
Number of Shares registered for resale on behalf of the Selling Stockholders or affiliates of the Selling Stockholders in the current transaction	2,388,750

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments and dividends on the overlying securities; and

•

whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

Mr. Jeffrey P. Riedler

April 18, 2008

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the private placement transaction and the filing of the registration statement (e.g., before or after the announcement of the private placement transaction, before the filing or after the filing of the registration statement, etc.).

The Registrant has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments and dividends on the overlying securities. This belief is based on (i) the Registrant’s cash on hand and (ii) money held in escrow to ensure the Registrant’s ability to make such payments. The Registrant has disclosed this information on page 30 of the prospectus.

Based on information obtained from the Selling Stockholders, none of the Selling Stockholders held a short position in the Registrant’s common stock as of the time of the private placement. The Registrant has previously disclosed this information on pages 42 and 43 of the prospectus.

9. Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and convertible warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Mr. Jeffrey P. Riedler

April 18, 2008

As stated above in response to comments 4, 6 and 7, neither the Registrant nor any of its predecessors had any transactions with the Selling Stockholders, any of their affiliates or any person with whom any Selling Stockholder has a contractual relationship prior to the private placement. Accordingly, the Registrant confirms that a description of the relationships and arrangements between and among the Registrant and the Selling Stockholders is already presented in the prospectus and that all agreements have already been included as exhibits to the registrations statement.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholder” section of the prospectus.

The Registrant has revised pages 4 and 29 of the prospectus to provide additional disclosure of the calculation of the number of Shares it has registered. For purposes of registration, the number of Shares underlying the Convertible Notes, Class A Warrants and Class B Warrants have been calculated as follows:

Convertible Notes:

1.	The Registrant was required, by the terms of the Convertible Notes, to register 120% of the number of Shares underlying the Convertible Notes on December 31, 2007.

2.	On December 31, 2007, 975,000 Shares underlie the Convertible Notes. As noted above in response to comment 1, this amount is referred to as the “Initial Number.”

3.	The Registrant registered 120% of 975,000, or 1,170,000 Shares in satisfaction of its contractual obligations. As noted above in response to comment 1, this amount is referred to as the “Registered Number.”

4.	Notwithstanding the foregoing, the Registrant is prohibited by its contractual obligations, from taking any actions that would require it to issue in excess of 1,104,108 Shares, one Share less than 20% of the number of Shares outstanding immediately prior to the closing of the private placement. As noted above in response to comment 1, this amount is referred to as the “Maximum Number.”

Class A Warrants:

1. The Registrant issued a Class A Warrant to purchase one Share for each Share initially underlying the Convertible Notes.

2. Accordingly, the Registrant has registered 975,000 Shares to account for the Class A Warrants and is not contractually obligated to register more Shares.

Mr. Jeffrey P. Riedler

April 18, 2008

Class B Warrants:

1.	The Registrant issued a Class B Warrant to purchase one Share for each four Shares initially underlying the Convertible Notes.

2.	Accordingly, the Registrant has registered 243,750 Shares to account for the Class B Warrants and is not contractually obligated to register more Shares.

Total Number of Shares

1.	For contractual reasons, the Registrant has registered 2,388,750 Shares (1,170,000 + 975,000 + 243,750).

2.	At most, the Registrant will issue 2,322,858 Shares (1,104,108 + 975,000 + 243,750).

3.	Provided the Registrant does not take any action that would increase the number of Shares issuable under the Convertible Notes or pay any interest in Shares, the Registrant will issue a maximum of 2,193,750 Shares (975,000 + 975,000 + 243,750).

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

The Registrant acknowledges the comment and has amended the Registration Statement to include the following disclosure of the natural person(s) who exercise sole or shared voting and/or dispositive powers on page 43 of the prospectus. Each of the individuals named disclaims beneficial ownership over the Shares held by the respective Selling Stockholder. Each Selling Stockholder acquired the Shares offered for its own account in the ordinary course of business, and at the time it acquired the Shares, it had no agreements, plans or understandings, directly or indirectly to distribute the Shares.

Selling Shareholder	Natural Person with sole or shared voting and/or dispositive powers

Alpha Capital Anstalt	Konrad Ackerman, Director

Assameka Capital	Asher Brand, President

Brio Capital L.P.	Shaye Hirsch, Managing Member of General Partner, Brio Capital Management, LLC

Brio Capital Select LLC	Shaye Hirsch, Managing Member

Centurion Microcap, LP	Abraham Schwartz, General Partner

Chestnut Ridge Partners, LP	Kenneth Pasternak, the Managing Member of the General Partner, Chestnut Ridge Capital, LLC

Mr. Jeffrey P. Riedler

April 18, 2008

12. We note that you are registering the sale of 2,388,750 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or its affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes and warrants (or any related security, such as an option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

The Registrant believes that this transaction is a secondary offering and not a primary offering for the following reasons:

(i)

Pursuant to a Subscription Agreement dated December 31, 2007, the Registrant sold $1,950,000 in Convertible Notes, 975,000 Class A Warrants and 243,750 Class B Warrants, to six institutional investors. All six investors have purchased a substantial percentage of the total offering. Five out of the six stockholders are not related to each other in any way and the two investors that are related have purchased 11.4% of the total offering. The most that any one investor has purchased is about 51% of the total

Mr. Jeffrey P. Riedler

April 18, 2008

offering. The following table shows the percentage of the offering attributed to each Selling Stockholder and the holdings each Selling Stockholder would have in the Registrant (assuming for the sake of the table and contrary to fact, as to Centurion Microcap, LP and Alpha Capital Anstalt, that there was no restriction on the number of Shares any Selling Stockholder could hold at any one time).

Name of Selling Stockholder	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Percentage of the overall offering attributable to each Stockholder	Percentage attributed Shares would comprise of Registrant’s issued and outstanding Shares assuming issuance
Alpha Capital Anstalt	1,225,000	51.2%	15.5%
Assameka Capital	30,625	1.2%	0.4%
Brio Capital L.P.	214,375	8.9%	2.7%
Brio Capital Select LLC	61,250	2.5%	0.8%
Centurion Microcap, LP	490,000	20.5%	6.2%
Chestnut Ridge Partners	367,500	15.3%	4.7%
Total	2,388,750	100.0%	30.2%

(ii)

The Selling Stockholders are not affiliates of the Registrant. Affiliates as defined in Rule 405 of Regulation C of the Securities Act of 1933 (the “Act”) is “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.” Control as defined in the Act “means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” In Section 16 of the Act and Rule 144 under the Act, the Commission has treated the absence of ownership of at least 10% of a company as suggesting an absence of control. In the case of this private placement, Section 7.3 of the Subscription Agreement provides that the Selling Stockholders cannot convert the Convertible Notes or Warrants to the extent that after giving effect to such conversion, they would beneficially own in excess of 4.99% (or at a Selling Stockholder’s request in excess of 9.99%) of the Registrant’s Shares outstanding immediately after giving effect. As a result, none of the Selling Stockholders can hold 10% of the Registrant’s Shares in any event, and none of the Selling Stockholders has notified the Registrant that it desires to hold even 5% of the Registrant’s Shares. In addition to these limitations on ownership, the Registrant had no prior relationship with any of the Selling Stockholders before this transaction, and the Subscription Agreement does not give any of the Selling

Mr. Jeffrey P. Riedler

April 18, 2008

Stockholders any control rights in the Registrant (other than such shareholder rights as a Selling Stockholder would naturally obtain if and when a Selling Stockholder exercised its rights to convert the Convertible Notes or to exercise the Class A or Class B Warrants).

(iii)	The Selling Stockholders have held the Convertible Notes, Class A Warrants and Class B Warrants since December 31, 2007. Pursuant to Section 4 of the Subscription Agreement, the Selling Stockholders are not permitted to “sell, transfer or assign” these securities or the underlying Shares until the registration statement becomes effective or an exemption from registration is available. Further, the Class A and Class B Warrants can be exercised only after June 30, 2008. Even after the registration statement becomes effective, market factors, including price and demand for the Shares, may limit the Selling Stockholders’ ability to dispose of Shares at an adequate prices or quantity, if at all. Further limits at the maximum amount of Shares that Selling Stockholders may hold at any one time will slow any attempted sale of the Shares. As a result, the Selling Stockholders bear real and significant market risk for the Shares in a manner inconsistent with a primary offering.

(iv)	As disclosed above in response to comment 2, the Registrant received proceeds of $1,678,250 from the private placement, net of payments to be made to the Selling Stockholders or their affiliates on or before December 31, 2008. If the Selling Stockholders exercise all of the Class A Warrants and Class B Warrants, then the Registrant will receive $3,997,500 from such exercises and will receive net proceeds of $5,675,750 from the sale of Convertible Notes and the exercise of Warrants. Although the aggregate market value of the total Registered Number of Shares on December 31, 2007 was $5,924,100, as noted above, no more than the Maximum Number can be delivered to the Selling Stockholders, and the aggregate market value of the Maximum Number was $5,760,688 on December 31, 2007. In addition, so long as the Registrant does not take an action that increases the number of Shares underlying the Convertible Notes—which decision is completely within the Registrant’s control—the aggregate market value of the Initial Number was $5,440,500 on December 31, 2007.

(v)	More than half of the Shares registered in this offering were sold at a premium to market value on the closing date of the private placement. The Selling Stockholders purchased the Convertible Notes at a discount from the Registrant. The Registrant sold them at the rate of $2.00 per Share when the market value was $2.48 resulting in an aggregate discount of $468,000.00 for the Initial Number of such Shares. However the Class A and Class B Warrants were sold at above market value at the rate $2.85 and $5.00 respectively resulting in aggregate premiums of $360,750.00 and $614,250.00, respectively. When the conversion and exercise prices of the Shares underlying all of the Convertible Notes, Class A Warrants and Class B Warrants are compared to the market price on December 31, 2007, the Selling Stockholders agreed to an purchase price premium of between $507,000 (Initial Number) and $413,400 (Registered Number).

Mr. Jeffrey P. Riedler

April 18, 2008

(vi)	Although the Selling Stockholders are in the business of buying and selling securities as investors for their own accounts, none of the Selling Stockholders is affiliated or associated with a NASD member firm. As noted above, each of the Selling Stockholders bears significant market risk for the Shares underlying the Convertible Notes, Class A Warrants and Class B Warrants.

13. Please file any amendments to your registration statement on Form S-l, or whatever other form you are eligible to use for this type of offering. We note that Form SB-2 was rescinded on February 4, 2008, but that you may continue to use the disclosure format and content based on the “SB” form until six months after the effective date. See Release No. 33-8876 (Dec. 19, 2007) [73 FR 934].

The Registrant acknowledges the comment and has filed the enclosed First Amendment on Form S-1.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the First Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

Anthony W. Basch

cc:	Ms. Rose Zukin

Richard J. Freer, Ph.D.

Bradley A. Haneberg, Esq.

Enclosures:

Three (3) redlined copies of First Amendment to

Registration Statement on Form S-1